INVEST IN **NASCEND, PBC**

Transformative Tech for Brighter Beginnings: Elevating Outcomes for Opioid Exposed Newborns

TECHNOLOGY THAT TRANSFORMS CARE
NASCEND Lullaby
Music integration app that improves infant feeding, sleep & development
NASCEND AssessPro
Proprietary, real time, responsive assessment & treatment algorithms
NASCEND Learn
On-line, on-demand advanced training
NASCEND NAS CERTIFICATION PLATFORM
Multidisciplinary, infant-driven, comfort first, resources that standardize & increase access to care

nascend.com Louisville, KY

Technology | PBC & B Corp | Female Founder | B2B | Healthcare

Featured Investors

Keyhorse Capital (KSTC) | Render Capital

Render Capital

Syndicate Lead

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NASCEND is an innovative clinical solution, education and technology company dedicated to improving the health and well being of families affected by maternal substance use disorder (SUD). 7% of women report opioid use during pregnancy and 1 in 4 pregnant women have filled a prescription for opiates. This has a direct impact on infants where neonatal abstinence syndrome is one of the most pressing medical and social problems we face today.

Pregnancy is a motivator for change, and with support, it can be a pivotal point to seek treatment for substance use disorder. In an industry hungry for solutions, NASCEND's work on opioid assessment and treatment is unparalleled. NASCEND's nationally acclaimed programs are based on the work of Dr. Forbes and have revolutionized methods that address and improve the lives of those affected by the opioid epidemic.

Render Capital's Louisville Community Fund (LCF) is more than return-driven. LCF has a strong track record of investing in companies that have an impact on the individual personally or the community in general. NASCEND is one of those investments where return meets impact. Our investment goes directly into a company that delivers

directly into a company that delivers impactful solutions to a huge crisis while still being able to be sustainable. Render Capital team are big fans of Dawn Dr. Forbes and the team at NASCEND. They are passionate and deliver results.

Invested $20,000 this round

Highlights

1. CEO & Founder is a national expert, recognized among Forbes 1000 Entrepreneurs to Watch in 2021
2. Today, 7% of pregnant women disclose opioid use in pregnancy
3. Over a quarter of a million infants are born opiate exposed each year
4. $1.5B annual cost of care for Neonatal Abstinence Syndrome (NAS) alone
5. Our outcomes: 79% decrease in infant pharmacological treatment & NICU admissions
6. Our outcomes: $12.4K Cost savings per infant with NAS
7. $450M potential market revenue, currently with no direct competitor
8. Profit from Purpose: Public Benefit Corporation, Certified B-Corp and KY Canopy Certified company

Our Team



Dawn Forbes, MD CEO & Founder

Dr. Forbes has received several honors including the MediStar Leadership in Healthcare Award from Medical News in 2019; Healthcare Hero recognition, receiving the Innovator Award from Business First Louisville in 2020, and Forbes Next 1000.



Beth Dlutowski Operations & Business Consultant

Beth is an experienced senior executive and certified project management professional with strong operational and P&L expertise. She provides operations and strategic planning for NASCEND.



Weston Burchett Director of Technology Strategy

Weston specializes in software-based solutions and business process integrations, he drives cost-savings and increases efficiency for NASCEND while ensuring the customer experience and level of service are continually improving.



William J. Ryan Education & Tech Consultant

Bill provides strategic and technical guidance to develop and impact talent through learning and performance solutions. He supports NASCEND's learning technology ranging from LMS, clinical performance support systems and curriculum development.

Mitigating The Impact Of The Opioid Epidemic On Newborns

> **❝** Driven to provide a universal solution through technology, innovation, and training, we can inspire and equip healthcare communities, at any level, to decrease the impact of opioid use, improve outcomes for families and restore potential for every affected child. We believe that healthy moms with healthy pregnancies lead to healthy babies with better care and improved outcomes for all.



Dawn Forbes, MD
CEO & Founder
NASCEND

NASCEND™
The New Paradigm of Care for NAS

Founded by neonatologists after experiencing a 10-fold increase in opioid affected newborns, NASCEND is using business as a force for change.

Led by a national expert, NASCEND provides tech–based clinical solutions & certification for healthcare systems & providers that transforms the care & outcomes of opioid exposed infants (OEI) with reduced cost & even new revenue for certain systems.

Investing in NASCEND is investing in a better future for opiate-affected newborns and better outcomes for the communities in which we all live.



An innovative solution dedicated to

Transforming the quality of care of opioid-exposed infants (OEI)

US Opioid Crisis Impacts Healthcare, Pregnancy, Newborns, & Communities Without Discrimination

Currently, 7% of women disclose opioid use during pregnancy. This results in over 256,000 newborns born opiate exposed each year. Of those affected, 10% will develop Neonatal Abstinence Syndrome (NAS), a multi-system withdrawal syndrome in newborns.

NAS disrupts feeding, sleep, and calming in the first weeks to months of life. Current treatment frequently involves the use of opioid-based medication, often leading to a prolonged hospital stay and a high cost of care.

Opioid use in pregnancy can also lead to fetal growth restriction, preterm delivery, and impaired maternal bonding. There has been a significant increase in maternal morbidity and a more than 200% increase in maternal deaths. Nationally 23% of maternal deaths are associated with substance abuse.



Mitigating A Public Health Crisis

7% PREGNANT WOMEN
Report opioid use

200% INCREASE
Opioid related maternal mortality

256,000 NEWBORNS
Born opioid exposed each year

EVERY **24** MINUTES
An infant is born with NAS

$1.5B | ANNUAL COST
of care for NAS

80% COST
covered by **Medicaid**

Of concern, the lack of standardization and accessibility in health care creates a clinical gap in newborn care, assessment, and treatment, contributing to healthcare disparities and inconsistent outcomes nationwide.

Depending on where infants are born, often determines their outcomes. Even when infants share identical risk factors, symptoms, and withdrawal severity they can have very different newborn experiences based on where they are born. Some hospitals only need to treat 20% of their patients with opiate based medicine, while others treat more than 60%. Treatment durations can also vary significantly, ranging from a low average of 20 days up to an alarming 45 days or more.

From Pregnancy-2-Pediatrics: NASCEND Bridges The Clinical Gaps With Better Care, Cost Savings, & New Hospital Revenue

Zeroing in on early outcomes in pregnancies affected by maternal opioid use and seamlessly navigating the continuum of care from newborns to three-year pediatric follow-up, our innovative technology and comprehensive services empower healthcare providers to attain improved maternal, newborn, and pediatric outcomes.

With a strategic emphasis on rural areas that frequently serve large opioid-affected populations, often with constrained funds and resources, our transformative approach reduces healthcare costs, standardizes care, amplifies available resources, and can unlock new revenue.




What Is Our Product?

Well, it is not a "widget", but it is pretty awesome!

We sell tech-based resources that improve patient care, with better outcomes and significant cost savings.

2 Core Training & Service Lines

Our targeted initiatives provide sustainable, cost-effective solutions for healthcare communities facing the challenges of opioid-related issues in maternal and pediatric care.



NASCEND's NAS Certification Program (NNCP)

Client Target:
- Maternal & Pediatric Outpatient Providers
- Hospitals with Newborn Providers

Revenue
Initial & Recurring

- From Pregnancy-2-Pediatrics
- Expert-led training
- Third-party credentialed 2-year certification
- Innovative technology that optimizes provider decision-making
- Standardized care that increases accessibility & essential resources
- Turn-key implementation



New Program Launching NOW!

- Partnering with Behavioral Health Group (BHG), the largest network of accredited outpatient recovery centers in the US
- Supporting pre-pregnant, pregnant and early parenting women with opioid use disorder
- Providing direct patient education, consultation and opioid assisted treatment support
- Providing access to experts for clinical providers
- Tele-health services

NASCEND's Maternal Opioid Use Disorder Program (MOUD-P)

Client Target:
Outpatient Addiction Recovery Centers

Revenue
- High margin recurring revenue
- Billable services
- Tele-health

Our Technology Transforms Care

We are developing technology that facilitates widespread distribution, elevates the level of patient care, and improves outcomes. In rural areas, where resources and funding may be limited, our technology—specifically AssessPro—can increase resources without necessitating additional personnel. This decreases the necessity to transfer infants to facilities often located hours away from their hometowns.

Optimizing provider decision-making



NASCEND AssessPro
- Proprietary assessment & treatment algorithms
- Real time, responsive recommendations

NASCEND Lullaby
- Music integration app that improves infant feeding, sleep & development
- Real-time karaoke & create, sing, & record your own, custom lullabies

NASCEND Learn
- Online, on-demand advanced training
- 16 courses with continuing education

We Improve Early Outcomes For OEI



Our tech-based solutions significantly reduce the:
- Need to treat
- Length of treatment
- Length of hospital stay
- Cost of care

46%
fewer hospital days for ALL NAS than the national average

NASCEND 4.9 days vs **US Average** 9.0 days

Proven Results From Pregnancy-2-Pediatrics

We recently completed our 24-month outcomes milestone, with results that outperform both the national average and our initial quality improvement (QI) data.

Our data shows an 84% reduction in the need to treat opioid exposed newborns with a 54% decrease in length of treatment when needed.

Bridging clinical gaps with better care, cost savings & new revenue



4.9 d
Length of stay for ALL infants with NAS
84%
Decrease in need to treat opioid exposed newborns
50%
Decrease in length of treatment
$3.2M
Reduction in cost of care for every 500 infants with NAS[1]
Increased:
Maternal compliance
Parent engagement
Provider satisfaction

[1]avg cost/treatment day = $1569 | ALL = Treated and untreated OEI's | LOS=Length of stay

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Tapping Into A Growing Market

NASCEND holds a distinctive advantage in meeting the industries pressing need for improved care and outcomes within populations affected by opioids. With no current direct competitor, we are set to swiftly capture the current available market.

Unparalleled solutions in a market with no direct competitor



6129
Total US Hospitals
Prioritizing Rural Areas*
which serve large opioid-affected populations, often with limited funds and resources.
NO OB/ Delivery 55%
OB/ Delivery 42%
Other 3%
2574
Hospitals
Total Available Market
$4B
Serviceable Available Market
$1.5B
Serviceable Obtainable Market
$450M
$43B
Addiction Recovery Market
65%
women in recovery at reproductive age (16-45)

*Prioritizing the 900 rural hospitals 2024-2025

B2B2C: Our Business Model

With over $54 billion allocated in opioid settlement funds with an included designation for Neonatal Abstinence Syndrome (NAS) and maternal opioid use, there is a significant financial resource available for the next 18 years. Our clients can tap into this funding, eliminating financial barriers, accelerating implementation, and ensuring long-term success for NASCEND.

The identification of strategic partners who share our target clients, especially where NASCEND's products and outcomes align seamlessly with their initiatives or mission, is pivotal to our business model. Fostering these mutually advantageous relationships and leveraging partners' established client base and brand recognition will allow us to rapidly gain market share.

Strategic partnerships & funding sources minimize barriers to adoption



NASCEND™
The New Paradigm of Care for NAS
Strategic Partnerships
Hospital Systems
Hospital Associations
Healthcare Plan Associations
Managed Care Organizations
$$$
$$$
Client Sites:
Maternal Care
Addiction Medicine
OB/Prenatal







Addiction Recovery Centers
Dept of Public Health
Healthcare GPO's
$$$
Available Funding Sources
$54B National Opioid Abatement Funding
Federal Grants
State Funding
Newborn Hospital Care
Pediatric Care Community

Doing Well By Doing Good

Our revenue model aligns sustainable profit with purpose-driven outcomes.

		New Revenue	Recurring Revenue
1 NNCP		**Initial Levels 1 & 2 , $$$** • 30% conversion rate • 30 hospitals/year **Initial Levels 3 & 4 , $$$** • 20% conversion rate • 15 hospitals/year	**Re-Certification (2 year), $$** • 65% retention rate **Support, Data Base & Analysis, $** • Monthly/Annual fee
2 TECHNOLOGY		**Subscriptions** • New hospital • One time purchase	**Subscriptions** • Hospital: Annual • Individual: Monthly/Annual
3 MOUD-P		**New Site Implementation** • Program on-boarding • Staff training	**Patient Program** • New patient enrollment • Monthly minimum **Telehealth Services** • Delivered by experts • For patients & providers • Monthly minimum
4 EDUCATIONAL EVENTS		**Per Event Revenue** • Sponsored • Direct sales opportunity • High profit margin	

Capital for Strategic Growth

Our on going plans are ambitious, and we can't wait to show what we can do. Positioned for swift growth, we anticipate revenue to reach $3.1 million in 2024, with a substantial leap to $20 million by 2026.

This capital round will advance product development , support infrastructure expansion, and facilitate strategic growth allowing for national scalability, widespread adoption, and real-world impact.

Securing 18-month capital investment for initial growth
$1.8M Raise
$6.0M
Current Valuation (DCF-18% rate)
Previous founders raise:
$485K
1
2
3
Product Optimization 25%
Operations & Scale 30%
Go to Market & Sales 45%



Momentum

We're well on our way and thrilled with our progress. From impactful products to incredible partnerships, we're making a meaningful difference.



Healthy Moms, Healthy Babies, Better Care, Improved Outcomes


Certified B Corporation Since 2019


Forbes NEXT 1000 2021


LOUISVILLE BUSINESS FIRST
Healthcare Hero Innovator-2020


Healthcare Business Review
TOP 10 HEALTH EDUCATION SERVICES PROVIDERS - 2023


Canopy Certified
Top Social Impact Company 2023

Partners

- Mead Johnson Nutrition - Education Events
- KY Association of Health Plans - $750K Grant
- Behavioral Health Group – MOUD-P





Products

- 2 apps
- National Certification Program (NNCP)
- Newly Released MOUD-P
- 3 educational series
- 16 online modules
- 3 Certified Hospitals
- First multi-hospital contract
- National AssessPro study

Success & Recognition

- Certified B-Corp for 4 years
- KY Canopy Certified
- Canopy Top Social Impact Award-2023
- Healthcare Business Review Top 10 Health Education Service Providers-2023
- Dr. Forbes recognized as a Forbes 1000 Entrepreneurs to Watch 2021



Invest Now...

We invite you to be a part of NASCEND as we define the new paradigm of care for opioid exposed infants. Invest today and experience a double ROI—an opportunity for financial success that makes a meaningful difference.

Invest &





Experience The
Best **ROI**...

Doing Well
By Doing Good

Invest
Today!